Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,					Six Months Ended
(dollars in thousands)	2012	2013	2014	2015	2016	June 30, 2017
Ratio of earnings to fixed charges
Earnings:
Income (loss) before income taxes and cumulative effect of change in accounting principle	$(17,708)	$(29,281)	$(50,038)	$(45,415)	$(46,973)	$(23,315)
Add:
Fixed charges	1,099	2,338	4,008	5,059	6,916	3,827
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Less:
Capitalized interest	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	7,533	4,653	—	—	—	—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—
Total earnings	$(24,142)	$(31,596)	$(46,030)	$(40,356)	$(40,057)	$(19,488)

Fixed charges:
Total interest expense	$804	$1,942	$3,540	$4,017	$5,672	$3,029
Capitalized interest	—	—	—	—	—	—
Interest factor in rents (1)	295	396	468	1,042	1,244	798
Total fixed charges	$1,099	$2,338	$4,008	$5,059	$6,916	$3,827
Ratio of earnings to fixed charges (2)	—	—	—	—	—	—
(1) Consists of one-third of rental expense, which we believe to be a reasonable estimate of an interest factor in our leases.
(2) In the fiscal years ended December 31, 2012, 2013, 2014, 2015, 2016 and the six months ended June 30, 2017, earnings were insufficient to cover fixed charges by $25.2 million, $33.9 million, $50.0 million, $45.4 million, $47.0 million, and $23.3 million, respectively. As of the date of this prospectus, we have no shares of preferred stock outstanding and, consequently, our ratio of earnings to combined fixed charges and preference dividends and ratio of earnings to fixed charges would be identical.